Exhibit 99.1

Consolidated Financial Statements
December 31, 2013 and 2012

Management's Responsibility
To the Shareholders of Genoil Inc. (the "Company"):
Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.
In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that the transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of the consolidated financial statements.
The Board of Directors, through its Audit Committee, is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee is also responsible for recommending the appointment of the Company's external auditors.
MNP LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, the Audit Committee and management to discuss their audit findings.
October 30, 2015
(signed) "D.K. Lifschultz"

D.K. Lifschultz, Chief Executive Officer

(signed) "B. Abbott"

B. Abbott, President

Independent Auditors' Report of Registered Public Accounting Firm

To the Shareholders and Directors of Genoil Inc.:
We have audited the accompanying consolidated financial statements of Genoil Inc. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company has a net loss and negative cash flows from operating activities for the years-ended December 31, 2013 and 2012 and, as at this date, its current liabilities exceeded its current assets. These conditions indicate the existence of a material uncertainty that cast significant doubt about the Company's ability to continue as a going concern.
Calgary, Alberta October 30, 2015	Chartered Professional Accountants

GENOIL INC.
Consolidated Statements of Financial Position
As at December 31,
	(amounts in Canadian dollars)

	2013	2012
ASSETS
CURRENT
Cash and cash equivalents	$-	$334,407
Trade and other receivables	-	16,967
Prepaid expenses and deposits	109,193	118,963
Due from related parties (Note 5)	262,494	172,574
	371,687	642,911
PROPERTY AND EQUIPMENT (Note 6)	90,988	303,326
INTANGIBLE ASSETS (Note 7)	56,737	1,739,006
	147,725	2,042,332
	$519,412	$2,685,243

LIABILITIES
CURRENT
Trade and other payables	$1,813,007	$1,619,917
Bank indebtedness	1,755	-
Convertible notes - current portion (Note 9)	2,415,331	2,012,343
Due to investors	91,176	433,820
Due to related parties (Note 5)	83,235	-
Promissory notes (Note 8)	104,803	96,774
	4,509,307	4,162,854
CONVERTIBLE NOTES (Note 9)	-	133,445
DERIVATIVE LIABILITY (Note 10)	263,791	281,574
	4,773,098	4,577,873
EQUITY (DEFICIT)
Share capital (Note 10)	59,179,822	58,276,791
Contributed surplus (Note 14)	23,550,838	21,043,968
Accumulated other comprehensive income	(14,395)	32,439
Accumulated deficit	(86,969,951)	(81,245,828)
	(4,253,686)	(1,892,630)
	$519,412	$2,685,243
Going concern (Note 1)
Subsequent events (Note 21)

Approved by the Board of Directors

(signed)	D.K. Lifschultz	David K. Lifschultz, Director
(signed)	B. Abbott	Bruce Abbott, Director

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31
(amounts in Canadian dollars)

	2013	2012
OPERATING EXPENSES
Administrative	$1,037,951	$2,259,499
Share-based payments (Note 11)	415,387	55,550
Depreciation (Notes 6 and 7)	40,200	400,888
Development expenses	42,862	50,098

LOSS FROM OPERATIONS	1,536,400	2,766,035

OTHER (INCOME) EXPENSES
Finance expense (Note 15)	209,128	280,716
Loss on impairment of assets (Note 6 and 7)	1,856,394	1,900,000
Loss on change in conversion price of debentures (Note 9)	2,526,742	844,533
Loss on shares for debt (Note 10)	-	103,005
Derivative liability fair value adjustment (Note 10)	(404,541)	(462,208)
	4,187,723	2,666,046

NET LOSS	5,724,123	5,432,081
Foreign currency translation	46,834	(11,491)
TOTAL COMPREHENSIVE LOSS	$5,770,957	$5,420,590

Loss per share (Note 13)	(0.02)	(0.02)

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Changes in Equity
Years ended December 31
(amounts in Canadian dollars)

			Accumulated
			Other
	Shares	Contributed	Comprehensive		Total
	Capital	Surplus	Income	Deficit	Equity
Issue of common shares (Note 10)	$1,310,625	$2,060,446	$-	$-	$3,371,071
Share-based payments	-	55,550	-	-	55,550
Foreign currency translation	-	-	11,491	-	11,491
Loss for the year	-	-	-	(5,432,081)	(5,432,081)
Balance, December 31, 2012	$58,276,791	$21,043,968	$32,439	$(81,245,828)	$(1,892,630)

Issue of common shares (Note 10)	$903,031	$(386,758)	-	-	516,273
Share-based payments (Note 11)	-	366,886	-	-	366,886
Foreign currency translation	-	-	(46,834)	-	(46,834)
Loss on change in conversion price of
debentures (Note 9)	-	2,526,742	-	-	2,526,742
Loss for the year	-	-	-	(5,724,123)	(5,724,123)
Balance, December 31, 2013	$59,179,822	$23,550,838	$(14,395)	$(86,969,951)	$(4,253,686)

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Cash Flows
Years ended December 31
(amounts in Canadian dollars)

	2013	2012

CASH FLOWS (USED IN) FROM OPERATING ACTIVITES
Net loss	$(5,724,123)	$(5,432,081)
Adjustments for:
Share-based payments (Note 11)	415,387	55,550
Depreciation (Notes 6 and 7)	40,200	400,888
Finance expense (Note 15)	277,572	258,368
Loss on impairment on assets (Note 6 and 7)	1,856,394	1,900,000
Loss on shares for debt (Note 10)	-	103,005
Loss on change in conversion price of debentures (Note 9)	2,526,742	844,533
Derivative liability fair value adjustment (Note 10)	(404,541)	(462,208)
	(1,012,369)	(2,331,945)
Changes in non-cash working capital
Trade and other receivables	16,967	(363)
Prepaid expenses and deposits	9,770	(1,673)
Trade and other payables	193,090	1,175,896
	219,827	1,173,860
Cash flows used by operating activities	(792,542)	(1,158,085)

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Purchase of equipment (Note 6)	(1,987)	(37,649)
Cash flows used in investing activities	(1,987)	(37,649)

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Increases in due from related parties (Note 5)	(6,685)	(78,482)
(Decrease) increase in due to investors	(342,644)	209,802
Issuance of common shares (Note 10)	854,530	1,662,980
Increase in bank indebtedness	1,755	-
Repayment of promissory notes	-	(312,858)
Cash flows provided by financing activities	506,956	1,481,442

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(287,573)	285,708
Cash and cash equivalents, beginning of year	334,407	37,208
Foreign exchange translation	(46,834)	11,491

CASH AND EQUIVALENTS, END OF YEAR	$-	$334,407

See accompanying notes to consolidated financial statements.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

1.
REPORTING ENTITY AND GOING CONCERN
Genoil Inc. ("Genoil") was incorporated under the Canada Business Corporations Act in September 1996. The consolidated financial statements of Genoil Inc. as at and for the years ended December 31, 2013 and 2012 comprise Genoil Inc. and its subsidiaries, Genoil USA Inc., Genoil Emirates LLC ("Emirates LLC") and Two Hills Environmental Inc. ("Two Hills") (collectively the "Company"). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company's business activities are primarily directed to the development and commercialization of its upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the Nasdaq OTC Bulletin Board using the symbol GNOLF.OB. The Company's registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

These consolidated financial statements have been presented on a going concern basis. The Company reported a net loss of $5,724,23 (2012 - $5,432,081) and used funds for operating activities of $792,542 (2012 - $1,158,085) for the year ended December 31, 2013. The Company had a net working capital deficiency of $4,137,620 (2012 - $3,519,943) and a cumulative deficit of $86,969,951 (2012 - $81,245,828) as at December 31, 2013. These factors indicate material uncertainties that cast significant doubt about to the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on commercializing its technologies, achieving profitable operations and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During 2013, the Company received net cash proceeds of $506,956 (2012 - $1,481,442) pursuant to financing activities.

 At the close of 2013, the Company recorded an impairment charge of $1,856,394 (2012 - $1,900,000) as a consequence of:

● The closure of Calgary and Edmonton offices;
● The impairment of patents due to expiration; and,
● The impairment of mineral rights due to the absence of estimated future cash flows to recover the investment.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

1.
REPORTING ENTITY AND GOING CONCERN (Continued)
On April 2, 2013, the Company received a demand letter, from the landlord of the Company's former Sherwood Park, Alberta location, stating that should the Company not pay $100,068, in rental arrears, in a certified fashion, by April 12, 2013, the landlord would commence legal proceedings against the Company to satisfy this debt. The Company has not made this payment; however, an offer, to which no response has been received, to settle this liability, utilizing the "shares for debt" avenue has been proffered to the landlord (Note 20).

On April 4, 2013, the Board of Directors of the Company completed a review of compensation levels for the Company's officers. Recognizing the Company's scarce cash resources and resultant inability to pay cash compensation, the Board approved the grant of an aggregate of 18,000,000 stock appreciation rights relating to the market performance of Genoil's common shares, at base price of $0.07, being superior to the closing price of the Company's shares on the TSX Venture Exchange on the day prior to the day this grant was made. Of the 18,000,000 rights approved for grant, 12,000,000 have been approved for grant to the Company's Chief Executive Officer and 6,000,000 to the Company's President, as an inducement for their continued efforts and their compensation, in lieu of any salary compensation, for 2013. All rights described above vest immediately and have a term of five years from the date of grant.

On May 24, 2013, a Certificate of Default Judgment was registered against the Company in the amount of $25,791, which as of the date of the consolidated financial statements remains outstanding and is included in trade and other payables (Note 20).

Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Company's common shares. Although these shares are subject to a "hold" period on both the United States and Canadian stock markets, the investors' confidence in the undertakings of management, with respect to future positive market performance of the Company's common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

2.	BASIS OF PREPARATION

(a) Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the Interpretations of the IFRS Interpretations Committee ("IFRIC") and in effect at the closing date of December 31, 2013. These consolidated financial statements were authorized for issue by the Board of Directors on October 30, 2015.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

2.	BASIS OF PREPARATION (Continued)
(b) Basis of presentation The accounting policies set out in Note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c)  Basis of measurement
 The consolidated financial statements have been prepared on the historical cost basis except for the derivative liability which are measured at fair value with changes in fair value recorded in profit or loss. The methods used to measure fair values are disclosed in Note 4.

(d)  Functional and presentation currency
These consolidated financial statements are presented in Canadian dollars ("CAD"), which is Genoil's functional currency and presentation currency. The functional currencies of the Company's subsidiaries are as follows:

Genoil USA Inc.	USD
Genoil Emirates LLC	USD
Two Hills Environmental Inc.	CAD
The financial statements of subsidiaries that have a functional currency different from that of Genoil ("foreign operations") are translated into Canadian dollars as follows:
•	Assets and liabilities - at the closing rate at the date of the statement of financial position;
•	Income and expenses - at the average rate of the period which is considered a reasonable approximation to actual rates; and,
•	Foreign currency translation differences are recognized in other comprehensive income.
When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency transaction gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(e) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. By their nature, judgments, estimates and assumptions are subject to measurement uncertainty and changes in such judgments, estimates and assumptions in future periods could result in a material change in future financial statements. Actual results may differ from these estimates.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

2.
BASIS OF PREPARATION (Continued)
Judgment is used in situations where there is a choice or assessment required by management. Estimates and underlying assumptions are required on an ongoing basis and revisions are recognized in the year in which such estimates are revised.

 In the process of applying the Company's accounting policies, management has made the following judgments and estimates, which may have the most significant effect on the amounts recognized in the consolidated financial statements.

(i) Going concern
These consolidated financial statements have been prepared in accordance with IFRS on a going concern basis, which assumes the realization of assets and discharge of liabilities in the normal course of business within the foreseeable future. As discussed in Note 1, a number of conditions exist that indicate the existence of material uncertainties, which cast significant doubt about the Company's ability to continue as a going concern, and, therefore, that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to operate on a going concern basis is also dependent upon achieving profitable operations, commercializing its technologies, and obtaining the necessary financing in order to develop these technologies further. These consolidated financial statements do not include any adjustments in the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of cash flow classifications used, that might result from the outcome of this uncertainty, and such adjustments may be material.

(ii) Depreciation
Depreciation expense is an estimate designed to apportion the value of depreciable assets over their estimated useful lives. The Company estimates the useful life of its property and equipment and intangible assets based on past experience, industry practices and the market for these assets. Differences between the actual useful lives of these assets and estimates can materially affect future results and depreciation expense.

(iii) Determination of Cash Generating Units ("CGUs")
Management makes judgments in determining its CGUs based on their ability to generate independent cash flows and are used for impairment testing. The Company's CGU's are geographically separate and use different technology and personnel. The determination of the Company's CGUs is subject to management's judgment.

(iv) Impairment indicators and calculation of impairment
At the end of each reporting period, the Company assesses whether there is an indication that the carrying values of property and equipment and intangible assets are not recoverable or impaired. Such circumstances include incidents of physical damage and changes in the regulatory and/or operating environment. When management judges that circumstances possibly indicate impairment, property and equipment and intangible assets are tested for impairment by comparing the carrying values to their recoverable amounts.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
 (amounts in Canadian dollars, unless indicated otherwise)

2.	BASIS OF PREPARATION (Continued)

The recoverable amounts of CGUs are the higher of fair value less costs to sell ("FVLCS") and value in use ("VIU"). FVLCS is the amount obtainable from the sale of an asset or CGU in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal.

The determination of VIU requires the estimation and discounting of cash flows which involves key assumptions that consider all information available on the respective testing date. Management exercises judgment, considering past performance as well as expected developments in the respective markets and in the overall macro-economic environment and economic trends to model and discount future cash flows.

(v) Stock options and warrants
The Company uses the Black-Scholes pricing model to estimate the fair value of stock options, warrants, and the related derivative liability which is based on significant assumptions such as volatility, dividend yield and expected term.

(vi) Deferred taxes
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty.

The Company recognizes deferred tax assets to the extent that it is probable that taxable profit will be available to allow the benefit of that deferred tax asset to be utilized. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

(vii) Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

(viii) Allowance for doubtful accounts
The Company recognized that some trade and other receivables amounts could not be collected and set up an allowance for these amounts.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of Consolidation:

The consolidated financial statements incorporate the financial statements of Genoil and entities controlled by it. Control is achieved where Genoil has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
Genoil has the following subsidiaries:

▪	Genoil USA Inc., incorporated in Delaware, United States, which is a wholly-owned subsidiary of the Genoil.
▪
Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Emirates LLC is jointly-owned by S.B.K. Commercial Business Group LLC and Genoil. As at December 31, 2013, Emirates LLC had not yet commenced operations and holds no assets.

▪
Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly-owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

The financial results of Genoil's subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by Genoil.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b) Foreign currency transactions

 Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year- end exchange rates of monetary assets and liabilities denominated in currencies other than an operation's functional currency are recognized in the consolidated statement of loss and comprehensive loss.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Financial instruments

All financial instruments are initially recognized at fair value on the consolidated statement of financial position. The Company has classified each financial instrument into one of the following categories: fair value through profit or loss (assets and liabilities), loans and receivables, financial assets available-for-sale, financial assets held-to-maturity, and other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

(i)
Non-derivative financial instruments:

Non-derivative financial instruments comprise cash and cash equivalents, trade and other receivables, due from related parties, trade and other payables, due to related parties, due to investors, promissory notes and convertible notes. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition nonderivative financial instruments are measured as described below:

Financial assets at fair value through profit or loss:

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company has classified cash and cash equivalents at fair value through profit or loss.

Compound Instruments:

Compound instruments, such as convertible notes, are separated into their liability and equity components using the effective interest method. The liability component accretes up to the principal balance at maturity. The equity component will be reclassified to share capital upon conversion. Any balance in equity that remains after the settlement of the liability is transferred to contributed surplus. The equity portion is recognized net of deferred taxes and deferred issue costs.

Other:

Other non-derivative financial instruments, such as trade and other receivables, due from related parties, trade and other payables, due to related parties, due to investors and promissory notes are measured at amortized cost using the effective interest method, less any impairment losses.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(ii)
Derivative financial instruments:

The Company evaluates all financial instruments for freestanding and embedded derivatives. Warrants and options do not have readily determinable fair values and therefore require significant management judgment and estimation. The Company uses the Black-Scholes pricing model to estimate the fair value of warrants at the end of each reporting period. Inputs into the Black-Scholes pricing model require estimates, including such items as estimated volatility of the Company's stock and the estimated life of the financial instruments being fair valued.

The warrants issued in currencies other than the functional currency are considered derivative liabilities as the warrants are convertible into CAD denominated common shares at a United States dollar ("USD") exercise price. As a result, the Company recognizes the fair values of the derivative components at the date of issuance, with the remainder of the proceeds attributed to share capital. The derivative liability is marked-to- market at each reporting date using the Black-Scholes pricing model to estimate the fair value. Movement in the fair value of the derivative liability are charged to profit or loss during the financial period in which they are incurred.

(iii)
Share capital:

 Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(d) Cash and cash equivalents

Cash includes cash on hand and cash at banks. Cash equivalents include short term deposits held in money market funds with original maturities of less than three months and that are not subject to any risk of change in value.

(e) Trade and other receivables

Trade and other receivables, except for taxes prepaid and advances to suppliers, are initially recognized at fair value and subsequently accounted at amortized cost using the effective interest method less provision for impairment of such receivables. Taxes prepaid and advances to suppliers are accounted for at actually paid amounts. A provision for impairment of trade and other receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. An allowance is made for all receivables outstanding in excess of 90 days. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognized in profit or loss. The primary factors that the Company considers whether a receivable is impaired is its overdue status.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost is determined as the expenditure directly attributable to the asset at acquisition, only when it is probable that future economic benefits will flow to the Company and the cost can be reliably measured. When an asset is disposed of, its carrying cost is derecognized. All repairs and maintenance costs are charged to profit or loss during the financial period in which they are incurred.
Depreciation over the estimated useful life of assets is provided on the following bases and annual rates:

Type	Method	Rate
Office Equipment	Straight line	5 years
Upgrader	Straight line	15 years
Crystal Sea Test Unit	Straight line	15 years

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant components and depreciates separately each such component, where applicable. The estimated residual value and useful lives of the property and equipment are reviewed at the end of each reporting period and adjusted if required.

The gains or losses on disposal of an item of property or equipment are determined by comparing the proceeds from disposal with the carrying amount of the property and equipment and are included in profit or loss.

(g) Intangible assets

Intangible assets acquired outside business combinations are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated depreciation and any accumulated impairment losses. Internally generated intangible assets are not capitalized and the expenditure is reflected in profit or loss.

Intangible assets resulting from an acquisition are recorded at fair value. Fair value is estimated by management based on the expected discounted future cash flows associated with the intangible asset. Intangible assets with a finite life are amortized over the estimated useful life and intangible assets with an indefinite life are not subject to depreciation. Intangible assets are tested for impairment at each reporting period. Any impairment is identified by comparing the fair value of the intangible asset to its carrying value. Any excess of the carrying value of the intangible asset over the implied fair value is the impairment amount and will be charged to profit or loss in the period of the impairment.

Patents and technology rights are recorded at cost and are amortized at 10% on a declining- balance basis.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(h) Impairment of assets

(i) Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and its recoverable amount.
Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
All impairment losses are recognized in profit or loss.
An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

(ii) Non-financial and intangible assets

 The carrying amount of the Company's property and equipment and intangible assets with a finite useful life are assessed for impairment indicators at each reporting date to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss, if any.

 An impairment loss is recognized for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's, or group of assets', estimated fair value less cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable independent cash inflows (a cash generating unit or "CGU").

 Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but limited to the carrying value that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss

 Assets that have an indefinite useful life and goodwill are not subject to depreciation and are tested for impairment at each reporting date and when there is an indication of potential impairment. Impairment of goodwill is not reversed.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Provisions
Provisions are recognized when the Company has a present obligation as a result of a past event that can be estimated with reasonable certainty and are measured at the amount that the Company would rationally pay to be relieved of the present obligation. To the extent that provisions are estimated using a present value technique, such amounts are determined by discounting the expected future cash flows at a risk-free pre-tax rate and adjusting the liability for the risks specific to the liability.

(j) Trade and other payables

 Trade and other payables are accrued when the counterparty performed its obligations under the contract. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(k) Operating leases

 Where the Company is a lessee in a lease which does not transfer substantially all the risks and rewards incidental to ownership from the lessor, the total lease payments are charged to profit or loss on a straight-line basis over the term of the lease.

(l) Income tax

 Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

 Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

 Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

 A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Finance income and expenses

 Finance expenses include interest expense on financial liabilities, accretion expense on convertible notes, and foreign exchange losses. Interest expense is recognized as amounts accrued in the consolidated statement of loss using the effective interest rate method.

 Foreign currency gains and losses, reported under finance income and expenses, are reported on a net basis.

(n) Share-based payments

 The Company grants options to purchase common shares to employees, directors, and consultants under its stock option plan. Share-based payments to these individuals are measured at the fair value of the options issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus. A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest. At the time of exercise, the consideration and related contributed surplus recognized to the exercise date are credited to share capital.

(o) Per share amounts

 Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as stock options and warrants. The calculation assumes the proceeds on exercise of options are used to repurchase shares at the current market price. All options and warrants are anti-dilutive when the Company is in a loss position.

(p) Segment reporting

 The Company specializes in two technologies: proprietary upgrader technology for use in the oil industry and technology in oil and water separation systems. Substantially all of the Company's operations and assets are in Canada and are focused on development and commercialization of both technologies, which are currently considered one industry and reportable operating segment.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(q) New accounting standards:
(i)
Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

 The amendments to IAS 1 require the company to group other comprehensive income ("OCI") items by those that will be reclassified subsequently to earnings and those that will not. The amendments to IAS 1 had no impact on the consolidated financial statements.

(ii)
Application of new and revised IFRS on consolidation, joint arrangements, associates and disclosures
The company has adopted the requirements of IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities as well as the consequential amendments to IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures in the current period.

 The impact of the application of these standards is set out below.

(i)
Impact of the application of IFRS 10

 As a result of the adoption of IFRS 10, the company has changed its accounting policies with respect to determining whether it has control over and consequently consolidates its investees. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. In accordance with the transitional provisions of IFRS 10, the company has re-assessed the control conclusion for its investees at January 1, 2013 and concluded that the new standard does not change its previous conclusion.

(ii)
Impact of the application of IFRS 11

 IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. The application of IFRS 11 has no impact on the consolidated financial statements as the company has no interests in joint arrangements.

(iii)
Impact of the application of IFRS 12

 IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. The application of IFRS 12 has not resulted in additional disclosures in the consolidated financial statements.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(iii)
Application of IFRS 13 Fair Value Measurement

The company has applied the requirements of IFRS 13 Fair Value Measurement in the current period. IFRS 13 improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The application of IFRS 13 has not resulted in a change in fair value measurement and no additional disclosures in the consolidated financial statements.

(iv)
New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2013, and have not been applied in preparing these consolidated financial statements. The company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014. The company does not expect the amendments to have a material impact on the financial statements.

4.
DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability. The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy is as follows:

▪	Level 1 - quoted prices in active markets for identical assets or liabilities;
▪	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and,
▪
Level 3 - inputs for the asset or liability that are not based on observable market data.
 Cash and cash equivalents have been measured using level 1 inputs. The derivative liability has been measured using level 3 inputs.

Cash and cash equivalents have been measured using level 1 inputs. The derivative liability has been measured using level 3 inputs.

(a) Current assets and current liabilities

The fair value of cash and cash equivalents, trade and other receivables, trade and other payables, due to investors, promissory notes and amounts due to/from related parties is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. At December 31, 2013 and December 31, 2012, the fair value of these balances approximated their carrying value due to their short term to maturity.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

4.	DETERMINATION OF FAIR VALUES (Continued)
(b)
Convertible notes

The carrying value of convertible notes includes the liability component and the equity component related to the conversion feature of the debentures. The liability component is recognized at its fair value on the date of issuance based on the discounted present value of future cash flows, with the remainder of the proceeds attributed to the equity component.

Subsequent to issuance, the liability component is accreted up to face value using the effective interest method.

(c)
Stock options and warrants

The fair values of stock options and warrants are measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected forfeiture rate (based on historic forfeitures), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

5.	RELATED PARTY TRANSACTIONS
	December 31	December 31
	2013	2012

Due from related parties	$262,494	$172,574
Due to related parties	(83,235)	-
	$179,259	$172,574
During 2013, the Company advanced a net amount of $6,685 (2012 - $78,482) to officers of the Company resulting in a balance of $179,259 outstanding as at December 31, 2013 (2012 - $172,574), which approximates fair value as the balances are due on demand.

Included in administrative expenses for the year ended December 31, 2013 are consulting fees of US$122,376 (2012 - Nil) incurred to the spouse of a director of the Company, this amount was included in trade and other payables as of December 31, 2013. During 2013, there are consulting fees of $Nil (2012 - $70,000) paid, through issuance of shares, to companies controlled by an officer of the Company.

Key management compensation is comprised of the following:
	Years ended December 31
	2013	2012
Short-term employee benefits	$116,604	$87,416
Share-based payments	114,795	-
	$231,399	$87,416

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

6.	PROPERTY AND EQUIPMENT

				Crystal
		Office		Sea Test
Cost or deemed cost	Land	Equipment	Upgrader	Unit	Total
As at December 31, 2011	54,060	266,672	3,883,455	174,736	4,378,923
Additions	-	14,590	-	23,059	37,649
As at December 31, 2012	$54,060	$281,262	$3,883,455	$197,795	$4,416,572
Additions	-	1,987	-	-	1,987
As at December 31, 2013	$54,060	$283,249	$3,883,455	$197,795	$4,418,559

Accumulated depreciation
and impairment
As at December 31, 2011	-	259,592	2,676,135	-	2,935,727
Depreciation	-	5,436	258,897	13,186	277,519
Impairment			900,000		900,000
As at December 31, 2012	-	265,028	3,835,032	13,186	4,113,246
Depreciation	-	4,486	11,495	13,186	29,167
Impairment	-	13,735	-	171,423	185,158
As at December 31, 2013	-	283,249	3,846,527	197,795	4,327,571

Net book value
As at December 31, 2012	54,060	16,234	48,423	184,609	303,326
As at December 31, 2013	54,060	-	36,928	-	90,988
During 2013, the Company incurred an impairment loss of $Nil (2012 - $900,000) relating to the state of disrepair of the upgrade. The remaining value represents scrap value of the upgrader.

During 2013, the Company incurred an impairment loss of $171,423 (2012 - $Nil) relating to the state of disrepair of the crystal sea test unit. The office equipment of $13,735 was fully written off due to closure of Calgary and Edmonton offices.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

7. INTANGIBLE ASSETS

	Technology		Mineral
	Rights	Patents	Rights	Total
Cost of deemed cost
As at December 31, 2011	2,951,930	856,649	1,628,685	5,437,264
Additions	-	-	-	-
Impairment	(856,412)	(143,588)	-	(1,000,000)
As at December 31, 2012	$2,095,518	$713,061	$1,628,685	$4,437,264
Additions	-	-	-	-
Impairment	-	-	-	-
As at December 31, 2013	$2,095,518	$713,061	$1,628,685	$4,437,264

Accumulated depreciation and
impairment
As at December 31, 2011	2,000,362	574,528	-	2,574,890
Depreciation	95,156	28,212	-	123,368
As at December 31, 2012	$2,095,518	$602,740	$-	$2,698,258
Depreciation	-	11,033	-	11,033
Impairment	-	42,551	1,628,685	1,671,236
As at December 31, 2013	$2,095,518	$656,324	$1,628,685	$4,380,527

Net book value
As at December 31, 2012	$-	$110,321	$1,628,685	$1,739,006
As at December 31, 2013	$-	$56,737	$-	$56,737
During 2013, the Company incurred an impairment loss of $Nil (2012 - $856,412) and $42,551 (2012 - $143,588) on technology rights and patents due to a lack of probable cash inflows before approaching expiry dates.

During 2013, the Company incurred an impairment loss of $1,628,685 on the mineral rights. The mineral rights are considered fully impaired due to the absence of estimated future cash flows to recover the investment. The development of the mineral rights require significant capital outlays and due to the state of the Company's financial position it currently has no future plan to develop or dispose of the mineral rights.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

8. PROMISSORY NOTES

As at December 31, 2013, there are three outstanding promissory notes which are past due.
The terms of these promissory notes are as follows:
			Accumulated	Ending
	Principal	Interest rate	interest	balance
Promissory note 1	$51,759	-	$Nil	$51,759
Promissory note 2	US$25,000	12%	US$8,094	$35,414
Promissory note 3	$15,686	12%	$1,984	$17,630
A continuity schedule of the promissory notes are as follows:
Balance, December 31, 2011	$388,753
Interest	20,879
Addition	51,759
Repayment	(383,198)
Foreign exchange	18,581
Balance, December 31, 2012	$96,774
Interest	5,775
Addition	-
Repayment	-
Foreign exchange	2,254
Balance, December 31, 2013	$104,803
9. CONVERTIBLE NOTES
	Series A	Series E	Total
Balance, December 31, 2011	$120,357	$1,787,941	$1,908,298
Accretion	13,088	-	13,088
Interest accrued	-	224,402	224,402
Balance, December 31, 2012	$133,445	$2,012,343	$2,145,788
Accretion	18,868	-	18,868
Interest accrued	-	250,675	250,675
Balance, December 31, 2013	$152,313	$2,263,018	$2,415,331

Series A

The remaining series A convertible notes are non-interest bearing and have an outstanding principal of $153,213. The maturity date is December 23, 2014. The Company will continue to record accretion at the original effective interest rate of 12% up to the maturity date. At the holder's option, the notes may be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The convertible note may also be converted at the Company's option if the Company's common share trading price exceeds $1.55 per share for 30 consecutive trading days during the term of the note.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

9. CONVERTIBLE NOTES (Continued)

Series E

The series E convertible notes carry interest at 12% per annum, accrued semi-annually, and are convertible into common shares of the Company at the option of the holder. The outstanding principal balance at December 31, 2013 is $1,227,356 (2012 - $1,227,356) and the difference between the principal and book value represents accrued interest. Approximately 32% of the amount is due to companies controlled by the Chairman and CEO. The notes had an original maturity date of October 6, 2009 and an original conversion price of $0.27 per share. The maturity date was extended to October 6, 2010 and then again to October 6, 2011.

In July 2012, the Company received regulatory approval to extend the maturity date to October 6, 2013. The extended notes continue to carry interest at 12% per annum, accrued semi- annually, and are convertible into common shares of the Company at $0.10 per share at the option of the holder. As a result of the change in the conversion price, a loss of $844,533 has been recorded.

On November 15, 2013, the Company extended the notes for another two years maturing on October 6, 2015. The extended notes continue to carry interest at 12% per annum, accrued semi-annually, and are convertible into common shares of the Company at $0.015 per share at the option of the holder. As a result of the change in the conversion price, a loss of $2,526,742 has been recorded in the current year.

10.	SHARE CAPITAL

(a) Authorized Unlimited number of common shares without par value 10,000,000 Class A Preferred shares, issuable in series, none of which are outstanding

(b) Issued and outstanding common shares
	Number	Amount
Balance, December 31, 2011	318,264,541	$56,966,166

Private placements (i), (iii)	21,891,718	496,005
Shares issued for debt (ii)	10,300,460	824,037
Share issue expenses	-	(9,417)
Balance, December 31, 2012	350,456,719	$58,276,791

Private placements (iv), (v), (vi)	30,752,115	918,127
Share issue expenses	-	(15,096)
Balance, December 31, 2013	381,208,834	$59,179,822
(i)
In May 2012, a private placement was completed. The Company issued 6,732,898 shares at $0.09 per common share and allocated $300,144 to share capital. The 6,732,898 attached warrants are exercisable at $0.10 with a 5 year term and the estimated fair value of $311,135 was credited to contributed surplus.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

10.	SHARE CAPITAL (Continued)
(ii)
In September 2012, a shares for debt transaction was completed to settle a number of outstanding liabilities. The Company issued 10,300,460 common shares at a fair market value of $0.08 per share and allocated $824,037 to share capital. As a result of this transaction, a loss of $103,005 was recorded.

(iii)
In October 2012, a private placement was completed. The Company issued 15,158,820 shares at $0.07 per common share and allocated $195,860 to share capital. The 15,158,820 attached warrants are exercisable at $0.10 with a 5 year term and the estimated fair value of $904,778 was credited to contributed surplus.

(iv)
In February 2013, the company closed a private placement that raised $408,947 and issued 6,815,783 common shares at $0.06 per common shares. No warrants were issued and the full amount was allocated to share capital.

(v)
In March 2013, the Company closed a private placement that raised $200,180 and issued 3,336,333 common shares at $0.06 per common share. No warrants were issued and the full amount was allocated to share capital.

(vi)
In November 2013, a private placement was completed. The Company issued a total of 20,599,999 shares at $0.015 per common shares. 17,366,574 shares were issued for cash consideration of $260,499 and 3,233,425 shares were issued to two individuals for consulting services provided to the Company in the amount of $48,501. The attached warrants are exercisable at US$0.05 with a 5 year term and the estimated fair value of $386,758 was recorded as a debit to contributed surplus and a credit to the derivative liabilities.

The warrants issued in US dollars represented a derivative financial instrument recognized at fair value on the date of issuance with the remainder of the proceeds attributed to the derivative liability.

As at December 31, 2013, the derivative component was determined to be $263,791 (2012 - $281,574). The fair value adjustment on derivative liability was a gain of $404,541 (2012 - $462,208) which represents the movement in the fair value of the derivative liability during the period plus the net issuance/exercise of warrants of $386,758 (2012 - $nil).

The fair value of warrants issued during 2013 and 2012 were estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:
	2013	2012
Volatility	183%	118% - 126%
Expected life	5 years	5 years
Risk-free rate	1.74%	1.34% - 1.60%
Dividend yield	-	-
Weighted average fair value	$0.02	$0.05

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

11.
SHARE-BASED PAYMENTS
The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 69,819,579 (2012 - 69,819,579). The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant.

A continuity of stock options is as follows:

	Number of	Weighted-Average
	Options	Exercise Price
Balance, December 31, 2011	60,668,500	0.22
Granted	500,000	0.12
Expired	(2,750,000)	(0.40)
Balance, December 31, 2012	58,418,500	0.21
Granted	11,850,200	0.08
Expired	(12,850,000)	(0.22)
Cancelled	(200,000)	(0.10)
Balance, December 31, 2013	57,218,700	0.16
The following is a summary of options outstanding and exercisable as at December 31, 2013:
		Outstanding			Exercisable
			Weighted			Weighted
	Number of	Remaining	Average	Number of	Remaining	Average
	Options	Contractual	Exercise	Options	Contractual	Exercise
Range	Outstanding	Life	Price	Vested	Life	Price
$0.00 to $0.10	11,850,200	4.20	0.08	11,850,200	4.20	0.08
$0.11 to $0.20	34,768,500	1.30	0.15	34,768,500	1.30	0.15
$0.21 to $0.30	10,600,000	1.44	0.26	10,600,000	1.44	0.26
	57,218,700	1.93	0.16	57,218,700	1.93	0.16
During 2013, the Company recognized $415,387 (2012 - $55,550) of share-based payment compensation. All of the options issued during 2013 vested immediately and expire within 5 years. Included in this amount, $48,501 relates to shares issued to two individuals for the consulting services provided to the Company.

The fair value of stock options granted during 2013 and 2012 was estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:
	2013	2012
Volatility	131% - 171%	113%
Expected life	2 - 5 Years	5 years
Risk-free rate	1.17% - 1.78%	1.18%
Dividend yield	-	-
Forfeiture rate	0%	0%
Weighted average fair value	$0.03	$0.12

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

12.	WARRANTS A summary of the changes in share purchase warrants outstanding and exercisable at the end of the period is as follows: C$ Warrants

	Number of	Weighted-Average
	C$ Warrants	Exercise Price
Balance, December 31, 2011	-	C$	-
Issued	21,891,718		0.10
Balance, December 31, 2012	21,891,718		0.10
Issued	-		-
Balance, December 31, 2013	21,891,718	C$	0.10

US $ Warrants
	Number of	Weighted-Average
	US$ Warrants	Exercise Price
Balance, December 31, 2011	21,312,515	US$	0.16
Expired	(11,524,612)		(0.19)
Balance, December 31, 2012	9,787,903		0.16
Issued	20,599,999		0.05
Expired	z1,644,696)		(0.25)
Balance, December 31, 2013	28,743,206	US$	0.07
The following is a summary of C$ warrants outstanding and exercisable as at December 31, 2013:
		Weighted-	Remaining
	Total Number	Average	Contractual Life
Range of Exercise Prices	of Warrants	Exercise Price	(Years)
C$0.00 to $0.79	21,891,718	C$0.10	3.25
The following is a summary of US$ warrants outstanding and exercisable as at December 31, 2013:
		Weighted-	Remaining
	Total Number	Average	Contractual
Range of Exercise Prices	of Warrants	Exercise Price	Life (Years)
US$0.00 to $0.05	20,599,999	US$0.05	4.90
US$0.06 to $0.10	5,143,207	US$0.10	2.90
Over US$0.11	3,000,000	US$0.20	2.67
	28,743,206	US$0.07	4.31

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

13. LOSS PER SHARE

Basic loss per share is calculated as follows:

	Years ended
	December 31
	2013	2012
Net loss for the period	$(5,724,123)	$(5,432,081)
Weighted average number of shares - basic
and diluted:	361,299,121	329,336,646
Loss per share - basic and diluted:	$(0.02)	$(0.02)
The effect of warrants and options is anti-dilutive in loss periods.
14. CONTRIBUTED SURPLUS

Balance, December 31, 2011	$18,927,972
Stock-based compensation (Note 11)	55,550
Warrants issued (Note 10)	1,215,913
FMV adjustment on debt share conversion price (Note 9)	844,533
Balance, December 31, 2012	$21,043,968
Stock-based compensation (Note 11)	366,886
Warrants issued (Note 10)	(386,758)
FMV adjustment on debt share conversion price (Note 9)	2,526,742
Balance, December 31, 2013	$23,550,838

15. FINANCE EXPENSE

	Years ended December 31
	2013	2012
Interest on convertible notes	$250,675	$224,402
Interest on convertible notes	5,775	20,879
Accretion of convertible notes	18,868	13,088
Interest (income) expense	(21,391)	17,268
Foreign exchange loss	(44,799)	5,079
	$209,128	$280,716

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

16.
TAXES
The provision for taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The provision for taxes differs from that computed using combined Canadian federal and provincial statutory corporate tax rates as follows:

	2013	2012
Loss before income taxes	$5,724,123	$5,432,081

Expected (recovery) expense at statutory tax rate of 25% (2012 - 25%)	(1,431,000)	(1,358,000)
Adjustments to tax filings for tax pools	-	566,100
Non-deductible share-based payments	103,800	13,900
Non-deductible derivative liability fair value adjustment	(101,100)	(115,600)
Non-deductible loss on change in conversion price	631,700	232,400
Difference in foreign tax rates and other	(15,800)	(13,100)
Change in unrecognized deferred tax assets	812,400	674,300
	$-	$-
The tax effects on major temporary differences that give rise to the deferred tax asset are as follows:
	December 31	December 31
	2013	2012
Tax losses available for carry forward	$12,168,800	$11,615,700
Long-term assets	1,014,000	757,100
Share issuance and financing costs	6,900	9,300
Convertible debenture	(200)	(5,000)
Unrecognized deferred tax assets	(13,189,500)	(12,377,100)
	$-	$-
The Company's deferred tax assets include approximately $27,700 (2012 - $37,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes.

The Company has approximately $2,115,200 (2012 - $2,350,300) of exploration and development costs which are available for deduction against future income for Canadian tax purposes.

The Company has incurred estimated losses in its Canadian and United States operations of $47,687,800 and $705,300 respectively (2012 - 45,655,218 and $573,900 respectively) for tax purposes which are available to reduce future taxable income and which expire in various amounts from 2014 to 2033. Such benefits will be recorded as an adjustment to the tax provision in the year realized.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

16. TAXES (Continued)
Loss carryforwards relating to the Canadian operations are as follows:
2014	$3,679,863
2015	5,743,653
2026	9,342,800
2027	5,332,167
2028	8,841,143
2029	2,524,677
2030	2,483,948
2031	4,140,472
2032	3,566,495
2033	2,032,534
$47,687,752
17.	SUPPLEMENTAL CASH FLOW DISCLOSURE
(a)	Interest and taxes During 2013, the Company paid $583 (2012 - $17,268) of interest in cash. The Company did not pay any taxes in 2013 or 2012.
(b)	Settlement of liabilities During 2013, the Company settled $Nil (2012 - $721,032) of trade and other payables through the issuance of common shares.
18.
FINANCIAL RISK MANAGEMENT

 The Company's activities expose it to a variety of financial risks that arise as a result of its technology development and financing activities such as credit risk, liquidity risk and market risk.

 This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

 The Board of Directors oversees management's establishment and execution of the Company's risk management framework. Management has implemented and monitors compliance with risk management policies which are established to identify and analyse the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

18.	FINANCIAL RISK MANAGEMENT (Continued)
(a)
Credit risk

 Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company's trade and other receivables relates to rent recoveries of which $19,852 might not be recoverable, and Goods and Services Tax. Amounts due from related parties are considered to be fully collectible. The Company's cash and cash equivalents consist of cash in bank accounts and highly liquid bank deposits with original maturities of less than three months. Accordingly, the Company views credit risk as minimal.

 The maximum exposure to credit risk is as follows:

	December 31	December 31
	2013	2012
Current assets:

Cash and cash equivalents	$-	$334,407
Trade and other receivables	-	16,967
Due from related parties	179,259	172,574
	$179,259	$523,948
b.
Liquidity risk:

 Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. There is presently significant liquidity risk in that the Company will not be able to meet its financial obligations as they come due (Note 1).

c.
Currency risk:

 Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company's operating and financial results. The Company is exposed to currency risk arising from the translation of USD and other currency denominated monetary assets and liabilities into Canadian dollars.

 The Company translates the results of its foreign operations into Canadian dollars using rates approximating the average exchange rate for the year. The exchange rate may vary from time to time and create foreign currency risk. As at December 31, 2013, the Company had certain obligations denominated in US dollars and there are no contracts in place to manage the exposure. As at December 31, 2013 the Company had US$Nil (2012 - US$33,089) in cash and US$315,370 (2012 - US$164,452) included in trade and other payables which are subject to foreign exchange fluctuation. The Company's operations are not significantly exposed to foreign exchange risk and therefore a 1% movement in the USD would not have a material impact on the Company's profit or loss.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

18.	FINANCIAL RISK MANAGEMENT (Continued)
(d)
Interest rate risk:

 Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is not exposed to significant interest rate risk due to the short-term nature of its monetary assets and liabilities. The Company has no variable interest-bearing financial liabilities.

 The Company had no interest rate swaps or financial contracts in place at December 31, 2013 or December 31, 2012. A 1% movement in interest rates would not have a material impact on the Company's profit or loss.

19.	CAPITAL MANAGEMENT The Company's objectives when managing its capital are:
•	to maintain an appropriate balance between debt and equity sources of capital;
•	to manage a strong capital base so as to maintain investor, creditor and market confidence; and
•	to sustain future development of the business.

The Company defines its capital as follows:
•	equity; and
•	debt, including long and short-term portions.
	December 31	December 31
	2013	2012
Equity	(4,253,686)	(1,892,630)
Debt	4,773,098	4,577,873
	519,412	2,685,243
All of the Company's debt is from parties related to the Company and has no covenants. Internally, the Company strives to maintain sufficient capital to cover working capital needs, while avoiding undue dilution to shareholders. To date, the Chairman and CEO has provided short term funding. In addition, the Company raised capital via private placements.
20.
CONTINGENCIES

 The Company is involved in litigation for long overdue trade and other payables. The majority of the Company's trade and other payables have been outstanding for longer than twelve months. At this time it is not possible to reliably determine the outcome of any litigation. No recent action have been taken by the Company or any of its creditors.

GENOIL INC.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(amounts in Canadian dollars, unless indicated otherwise)

21.
SUBSEQUENT EVENTS

 In March 2014, the Company issued 3,042,668 common shares at $0.015 CAD per share for total gross proceeds of $45,650 and issued 3,042,668 warrants at a strike price of $0.05 CAD in connection with the share issuance. The Company has also issued 21,100,000 common shares at a price of $0.015 USD per share to settle $316,500 in debt as part of shares for debt settlement agreements with various parties for consulting services performed. Additionally, the board of directors of the Company approved a stock option grant for directors and officers to acquire up to an aggregate of 7,000,000 common shares of the Company and for employees and consultants to acquire up to an aggregate of 6,800,000 common shares of the Company. Of the total 13,800,000 options approved, all were approved with an exercise price of $0.015 and 4,000,000 of the options vest over a period of time rather than immediately.

 In May 2014, the Company issued 4,314,000 common shares, at a price of $0.05 USD per share for total gross proceeds of $215,700 and issued 4,314,000 warrants at a strike price of $0.05 in connection with the share issuance. The Company has also issued 5,799,434 common shares at a price of $0.05 USD per share to settle $289,972 in debt as part of shares for debt settlement agreements with various parties for consulting services performed.

 In March 2015, the Company issued 72,000 common shares at a price of $0.05 USD per share to settle $3,631 in debt as part of shares for debt settlement agreements with various parties for consulting services performed. Additionally, the board of directors of the Company approved a stock option grant for directors and outside consultants to acquire up to an aggregate of 8,350,000 common shares of the Company at an exercise price of $0.05. Of the 8,350,000 options approved for grant, 6,500,000 will be granted to directors of the Company for their future efforts in the coming fiscal year, and 2,500,000 were replacing employee expired options.